November 2026 BCIC Acquisition of ICMB Investor Presentation Filed by: Investcorp Credit Management BDC, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Investcorp Credit Management BDC, Inc. Commission File No. 814-01054 Date: November 12, 2026 The following presentation was made available by Investcorp Credit Management BDC, Inc. and BCP Investment Corporation to investors on November 12, 2026.

Important Information Forward-Looking Statements Some of the statements in this Presentation constitute forward-looking statements because they relate to future events, future performance, or financial condition. The forward-looking statements may include statements as to future operating results of BCP Investment Corporation (NASDAQ: BCIC) (“BCIC”) and InvestCorp Credit Management BDC, Inc. (NASDAQ: ICMB) (“ICMB”), and distribution projections; business prospects of BCIC and ICMB, and the prospects of their portfolio companies; and the impact of the investments that BCIC and ICMB expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of ICMB shareholders voting in favor of the applicable Proposal (as defined below) submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the merger; (ix) any potential termination of the merger agreement; (x) the future operating results and net investment income projections of BCIC, ICMB or, following the closing of the merger, the combined company; (xi) the ability of Sierra Crest to implement its future plans with respect to the combined company; (xii) the ability of Sierra Crest and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of BCIC, ICMB or, following the closing of the merger, the combined company, and the prospects of their portfolio companies; (xiv) the impact of the investments that BCIC, ICMB, or, following the closing of the merger, the combined company expect to make; (xv) the ability of the portfolio companies of BCIC, ICMB or, following the closing of the merger, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that BCIC, ICMB or, following the closing of the merger, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of BCIC, ICMB or, following the closing of the merger, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of BCIC, ICMB or, following the closing of the merger, the combined company; (xix) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability; and (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). BCIC and ICMB have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and ICMB undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and ICMB in the future may file with the SEC, including the Proxy Statement/Registration Statement (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Important Information Additional Information and Where to Find It This Presentation relates to the proposed merger and certain related matters (the “Proposal”). In connection with the Proposal, ICMB will file with the SEC and mail to its shareholders a proxy statement for ICMB (the “Proxy Statement”) and a prospectus of BCIC (the “Registration Statement”). The Registration Statement will contain important information about BCIC, ICMB and the Proposal. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF BCIC and ICMB ARE URGED TO READ THE PROXY STATEMENT, REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, ICMB, AND THE PROPOSAL. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by BCIC, from BCIC’s website at www.bcpinvestmentcorporation.com, and, for documents filed by ICMB, from ICMB’s website at https://icmbdc.com/. Participants in the Solicitation ICMB, its directors, certain of its executive officers and certain employees and officers of CM Investment Partners LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of ICMB is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on November 10, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the ICMB shareholders in connection with the Proposal will be contained in the Registration Statement, including the Proxy Statement therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, ICMB or in any fund or other investment vehicle managed by BC Partners or any of its affiliates. Other Important Information All information and statements are stated as of September 30, 2026 unless, in each case, otherwise indicated. Under no circumstances should a recipient of this Presentation assume that such information has been compiled as of any time subsequent to such date. Certain information contained in this Presentation may have been obtained from published sources prepared by other parties. Such information is believed to be reliable but has not been independently verified or audited. None of Sierra Crest, CM Investment Partners LLC and its affiliates, BCIC, ICMB, any of the other BC Partners entities, any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “Merger Parties”): (i) makes any representation, warranty or guarantee, express or implied, as to the fairness, accuracy, completeness, reliability, reasonableness or currency of the information contained in this Presentation; or (ii) undertakes to provide any additional information or updates, or to correct any information or statements (including, but not limited to, forward looking statements), in this Presentation which it becomes aware were incorrect or incomplete at the date of this Presentation, or which subsequently become incorrect or incomplete, due to any subsequent event or as a result of new information, future developments or otherwise. No representative of Merger Parties has authority to represent otherwise. To the maximum extent permitted by law, none of the Merger Parties will be responsible or liable whatsoever with respect to any use or reliance by any person upon any of the information contained in this Presentation (other than with respect to fraud on the part of such Merger Party). Investors and security holders should not construe the contents of this Presentation as legal, tax, accounting, investment or other advice. Each investor should make its own inquires and consult its advisors as to BCIC and ICMB and as to legal, tax, financial, and other relevant matters.

Executive Summary On November 11, 2026, BCP Investment Corp (NASDAQ: BCIC) and Investcorp Credit Management BDC, Inc. (NASDAQ: ICMB) announced that they have entered into a definitive agreement under which ICMB will merge with and into BCIC, an externally-managed business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest” or the “Manager”), an affiliate of BC Partners Advisors L.P. (“BC Partners”) and its Credit Platform (“BCP Credit”). The transaction is a result of ICMB’s previously announced review of strategic alternatives and has been unanimously approved by the Board of Directors of ICMB (based on the unanimous recommendation of the ICMB Special Committee of Independent Directors) and BCIC. Under the agreed upon structure, BCIC will acquire the ICMB portfolio for 90% of ICMB’s net asset value per share determined at closing. For illustrative purposes, based on the Q3 2026 net asset value per share (net of currently estimated transaction expenses), ICMB shareholders would receive: Newly issued BCIC shares equal to approximately 19.99% of BCIC’s shares outstanding as of November 11, 2026 Approximately $3.7 million of cash There will be no manager premium paid to ICMB shareholders as part of this transaction BCIC and ICMB shareholders are expected to benefit from the added scale and resources of a large asset management firm behind the Manager: Access to enhanced sourcing capabilities Combined company will benefit from lower financing costs A reduction in public company costs per share A larger, more liquid equity float BCP Credit has an experienced management team and track record, extensive sourcing platform, and a differentiated middle-market lending strategy. For more information regarding the BCP Credit platform see page 9 of this presentation BCP Credit intends to transition the combined asset base into a diversified portfolio of high-quality, directly originated senior secured debt investments, with the goal of delivering strong and sustainable risk-adjusted returns to shareholders The proposed merger is expected to close in Q1 2027, subject to approval by both BCIC and ICMB shareholders and other customary closing conditions Key shareholders representing no less than 41% of ICMB’s common shareholders have signed voting support agreements in favor of the transaction

Executive Summary (continued) The Special Committee and the Board of Directors of ICMB ran a Strategic Review Process that drew substantial interest and a wide range of alternative structures Beyond the cash and NAV components, BCIC’s proposal was judged the best outcome for ICMB shareholders because of: BC Partners’ platform and the BCP Credit team’s BDC and credit investing experience BCIC’s record of growth, NAV quality, certainty of execution and a transparent process Sierra Crest will continue to be the investment manager of the combined company through its existing investment advisory agreement Total consideration equal to 90% of ICMB’s NAV determined at closing in the form of: 1) Newly issued shares capped at 19.99% of BCIC’s shares outstanding as of November 11, 2026; and 2) Cash, if necessary, such that total consideration is equal to 90% of ICMB closing NAV Robust M&A Process Management Agreement Merger Consideration Economic Benefits BCIC shareholders are expected to benefit from immediate NAV per share accretion; additionally, the transaction is expected to be NII accretive as the combined company can realize cost savings, lower financing costs and rotate the portfolio over time into higher asset yields Platform & Scale Benefits Access to BC Partners’ sourcing, diligence and industry expertise, built over 30+ years of private market investing, and the ability to speak for larger deals Larger AUM base brings more trading liquidity, public company costs spread wider, more capacity for higher-yielding non-eligible assets and less CLO equity volatility Focused Investment Strategy A middle-market-focused BDC should deliver better long-term performance, a more stable NAV and a higher trading multiple Targets small-to-medium capital structures that large funds find insufficiently compelling Demonstrated M&A Ability The ICMB acquisition represents the fifth acquisition since becoming a BC affiliate and highlights BCIC’s position as an acquiror of choice for BDC’s in the market that are exploring strategic alternatives Capital Allocation Given the current discount to NAV implied by our stock price, BCIC intends to slow the pace of new investments and direct repayments and sale proceeds of the combined portfolio to share buybacks and debt paydown

Illustrative Transaction Analysis for ICMB Stockholders(1) 1)For purposes of this analysis, September 30, 2026 NAVs for BCIC and ICMB are being used, adjusted for estimated transaction expenses of $0.13 per share and $0.26 per share, respectively 2) As of November 09, 2026 Transaction Value Day 1 Premium with Potential for Significant Upside

Stockholder Benefit – Portfolio Comparison The proposed merger will result in a pro forma BCP Investment Corporation portfolio that is well diversified across industry and comprised of ~250 investments made to ~130 distinct portfolio companies. On a pro forma basis, the average position size (based on 9/30/26 FMV) would be approximately 0.8% of the total investment portfolio. The percentage of first lien debt securities will increase substantially from 64% to 69% on a pro forma basis. BCIC Standalone(1) BCIC Pro Forma(1) 1 For purposes of this analysis, September 30, 2026 Fair Values for BCIC and ICMB are being used, excluding short-term investments. BCIC PF figures are inclusive of two ICMB investments (~$11.5mm 9/30 FMV) one of which has been and one that is expected to be fully repaid by year-end. Note, total might not add to 100% due to rounding

Appendix

Overview of BCP Credit: An ~$11 billion Credit Platform[1]

One cohesive team focused on sourcing, underwriting and managing credit investments across the middle market

$10bn+
AUM[2]

2017
Platform Founded

52
Investment Professionals[4]

24
Avg. Years Experience of Senior Investment Team[7]

Opportunistic Strategies **$4.1bn AUM[2,3]**	Yield Strategies **$4.7bn AUM[2,3]**
Opportunistic credit investing *Blend of investment appreciation and current income*	**Middle market direct lending** *Emphasize downside protection and current income*
Flagship Strategic Opportunities Funds I-III("SOF")	Great Lakes I-III– commingled unitranche strategy
Specialty Finance Fund ("SFF")	BCP Investment Corporation – public BDC ("BCIC")[5]
Opportunistic Credit Income Fund ("SOFIX")[6]	BC Partners Lending Corporation

Insurance Solutions **$1.4bn+ AUM[2,3]**		
Focus on investment grade credit, (re)insurance and capital solutions for insurance clients		
Ability Insurance Company[8]	Sparrowhawk RE	Insurance SMAs

1. The BCP Credit Platform includes (1) the BCP Credit AUM, and (2) the assets managed by Runway Growth Capital LLC, a BDC manager and registered investment adviser that is majority owned by a private fund advised by BC Partners Advisors L.P.
2. AUM data is as of 06/30/2026.
3. Other accounts advised by BC Partners Advisors L.P. or its affiliates on the BCP Credit Platform, referenced herein, are listed for informational purposes only. Each has its own separate objectives, terms and risks. This presentation was not prepared with a view towards providing prospective investors with information relevant to an evaluation of a potential investment in any such fund.
4. Headcount as of 09/30/2026.
5. Managed by Sierra Crest Investment Management LLC.
6. Managed by Mount Logan Management LLC.
7. Senior Investment Team consists of Partners only
8. Ability Insurance Company is a subsidiary of Mount Logan Capital Inc. and is managed by Mount Logan Management LLC

BC PARTNERS CREDIT